UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41889

CADELER A/S
(Translation of registrant's name into English)

Kalvebod Brygge 43
DK-1560 Copenhagen V, Denmark
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Nexra wins additional near-term contract in Taiwan

Copenhagen, 23 March 2026 – Nexra, Cadeler’s dedicated service platform, today confirms the signing of an additional firm contract for an Operations & Maintenance (O&M) campaign to be executed and completed during 2026.

The campaign will service two offshore wind farms in Taiwan and will be executed using Cadeler’s wind installation vessel Wind Maker, which was delivered to the company last year. The contract, with an undisclosed client, is expected to run for approximately 3-4 months. Today’s announcement follows another recent Nexra contract award for a separate O&M campaign to be conducted by Wind Maker.

Nexra is Cadeler’s dedicated Operations & Maintenance (O&M) service platform, established in 2025 to support the growing global offshore wind aftermarket. As more turbines start spinning worldwide, particularly in the larger 10–15 MW segment, demand for complex maintenance and major component exchange continues to grow. Nexra brings together technical expertise, capable vessels, and lifecycle support capabilities to meet these evolving service requirements while strengthening long-term client partnerships. The O&M market accounted for roughly one fifth of Cadeler’s revenue in 2025.

Jacob Gregersen, Cadeler’s Chief Growth Officer, comments: “Securing campaigns like this reflects our ability to mobilise quickly where and when our clients need us. With a versatile fleet operating around the world, we can respond on short notice and execute safely and efficiently across different jurisdictions. This flexibility allows us to support the operational phase of offshore wind farms while maintaining high utilisation across our fleet.”

Mikkel Gleerup, Cadeler’s CEO, adds: “As offshore wind markets mature, the need for reliable, high-capacity service support increases. With our modern fleet and established presence in Asia-Pacific, we are well positioned to support clients not only during installation, but throughout the operational life of their assets.”

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For further information, please contact:

Cadeler Press Office
press@cadeler.com

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Nexra:
Nexra is Cadeler’s dedicated Operations & Maintenance (O&M) service platform, established in 2025 to support the growing global offshore wind aftermarket. Nexra provides focused lifecycle support to offshore wind farm owners and turbine manufacturers, delivering maintenance, upgrade and optimisation services throughout the operational lifetime of offshore wind assets. Nexra combines technical expertise with a flexible vessel portfolio, currently including Wind Zaratan, Wind Scylla and Wind Keeper, with the ability to deploy additional Cadeler vessels when required. This flexibility complements Cadeler’s core installation activities, supporting efficient fleet-wide utilisation and delivering responsive support to the group’s clients across key offshore wind markets.

About Cadeler:
Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enable the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2026                  CADELER A/S
(Registrant)

By: /s/ Mikkel Gleerup
Name:     Mikkel Gleerup
Title:     Chief Executive Officer

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